# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AlTi Global, Inc., CIK 0001838615
CUSIP: 02157E106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 505 Fifth Avenue, 15th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 04/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001426890

## Reporting persons
- Peter Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,309,648; sole dispositive power 0; shared dispositive power 5,309,648; aggregate amount beneficially owned 5,309,648 (4.94% of the class)
  Comment: 1. Consists of (i) 3,565,080 shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of AlTi Global Inc. (the "Issuer") held by CGC Sponsor LLC (the "Sponsor"), (ii) 5,309,648 shares of Class A Common Stock held by Pangaea Three-B, LP ("Pangaea") and 31,475 shares of Class A Common Stock held by Pangaea Three Acquisition Holdings V, LLC ("P3A"). Pangaea is the sole member of the Sponsor, the Sponsor is the sole member of P3A, and each of the Sponsor, Pangaea and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, Pangaea and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, Pangaea and P3A, except to the extent of his pecuniary interest therein.
  
  2. Calculated based on 107,438,077 shares of Class A Common Stock issued and outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 31, 2026.
- CGC Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,565,080; sole dispositive power 0; shared dispositive power 3,565,080; aggregate amount beneficially owned 3,565,080 (3.3% of the class)
  Comment: 1. Consists of (i) 3,565,080 shares of Class A Common Stock held by the Sponsor and (ii) 31,475 shares of Class A Common Stock held by P3A. The Sponsor is the sole member of P3A, and each of the Sponsor and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and P3A, except to the extent of their respective pecuniary interests therein.
  
  2. Calculated based on 107,438,077 shares of Class A Common Stock issued and outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 31, 2026.
- Pangaea Three-B, LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,309,648; sole dispositive power 0; shared dispositive power 5,309,648; aggregate amount beneficially owned 5,309,648 (4.94% of the class)
  Comment: 1.Consists of (i) 3,565,080 shares of Class A Common Stock held by the Sponsor, (ii) 5,309,648 shares of Class A Common Stock held by Pangaea and (iii) 31,475 shares of Class A Common Stock held by P3A. Pangaea is the sole member of the Sponsor, the Sponsor is the sole member of P3A, and each of the Sponsor, Pangaea and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, Pangaea and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, Pangaea and P3A, except to the extent of his pecuniary interest therein.
  
  2.Calculated based on 107,438,077 shares of Class A Common Stock issued and outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 31, 2026.

## Item 1. Issuer
Name of issuer: AlTi Global, Inc.
Address of issuer's principal executive offices: 505 Fifth Avenue, 15th Floor, New York, NY 10017

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) CGC Sponsor LLC
(ii) Pangaea Three-B, LP
(iii) Peter Yu
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.
Citizenship: CGC Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands exempted limited partnership and Peter Yu is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.
The aggregate number of shares of Class A Common Stock to which this Schedule 13G relates is 5,309,648 shares, including (i) 3,565,080 shares of Class A Common Stock held by the Sponsor, (ii) 5,309,648 shares of Class A Common Stock held by Pangaea and (iii) 31,475 shares of Class A Common Stock held by P3A. Pangaea is the sole member of the Sponsor, the Sponsor is the sole member of P3A, and each of the Sponsor, Pangaea and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, Pangaea and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, Pangaea and P3A, except to the extent of his pecuniary interest therein.
Percent of class: The aggregate percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is calculated based on 107,438,077 shares of Class A Common Stock issued and outstanding as of March 31, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 31, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit I

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 JOINT ACQUISITION STATEMENT

## Signatures
- Peter Yu: /s/ Adam Namoury, Adam Namoury / Attorney in Fact (04/24/2026)
- CGC Sponsor LLC: /s/ Adam Namoury, Adam Namoury / Attorney in Fact (04/24/2026)
- Pangaea Three-B, LP: /s/ Adam Namoury, Attorney in Fact, By: Pangaea Three GP, LP Its: General Partner By: Pangaea Three Global GP, LLC Its: General Partner (04/24/2026)